FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934



For the month of   April 2008
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Commission File Number      0-16174
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                     TEVA PHARMACEUTICAL INDUSTRIES LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)


                          5 Basel Street, P.O. Box 3190
                           Petach Tikva 49131 Israel
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                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F       X           Form 40-F
                          -------------               -------------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                 No     X
                           ---------          ---------


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-___________


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[GRAPHIC OMITTED][GRAPHIC OMITTED]                    Website: www.tevapharm.com
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Contact:   Elana Holzman   Teva Pharmaceutical Industries Ltd.  972 (3) 926-7554
           Kevin Mannix    Teva North America                   (215) 591-8912


For Immediate Release


                  TEVA ANNOUNCES TENTATIVE APPROVAL OF GENERIC
                                EVISTA(R) TABLETS

Jerusalem, Israel, April 17, 2008 - Teva Pharmaceutical Industries Ltd. (Nasdaq:
TEVA) announced today that the U.S. Food and Drug Administration has granted tentative approval for the Company's Abbreviated New Drug Application (ANDA) to market its generic version of Lilly's osteoporosis treatment Evista(R) (Raloxifene Hydrochloride) Tablets, 60 mg.

The brand product had annual sales of approximately $691 million in the United States for the twelve months that ended December 31, 2007, based on IMS sales data.

Teva is currently involved in patent litigation concerning this product in the U.S. District Court for the Southern District of Indiana. A trial date has not been set.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act
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of 1995:
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This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: when and whether the proposed acquisition will be consummated, Teva's ability to rapidly integrate Bentley's operations with its own operations and achieve expected synergies, the diversion of management time on merger-related issues, Teva's ability to accurately predict future market conditions, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra(R), Neurontin(R), Lotrel(R), Famvir(R) and Protonix(R), Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, the effects of competition on our innovative products, especially Copaxone(R) sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva's ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be


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adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                                                (Registrant)



                                   By:     /c/ Dan Suesskind
                                        ----------------------------------------
                                        Name:   Dan Suesskind
                                        Title:  Chief Financial Officer


Date: April 18, 2008